
WITS GOLD

A long term option on gold

Witwatersrand Consolidated Gold Resources Ltd
Reg. No: 2002/031365/06
70 Fox Street, Johannesburg, South Africa
P O Box 61147, Marshalltown, 2107
Tel: +27 11 832 1749 - Fax: +27 11 838 3208
www.witsgold.com
TSX: WGR JSE: WGR

Rule 12g3-2(b) File No. 82-34986

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



09047094

30 September 2009

Re: Witwatersrand Consolidated Gold Resources Limited
Rule 12g3-2(b) File No. 82-34986

Dear Sirs:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Witwatersrand Consolidated Gold Resources Limited (the "**Company**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) under the Act with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Ms L Firth
Financial Controller

Email: Lindaf@witsgold.com
Enclosure: 4 Pages

10/8

Wgr - Wits Gold Completes A Pre-feasibility Study On The Bloemhoek Project,

Release Date: 08/09/2009 10:00:02 Code(s): WGR

WGR - Wits Gold Completes A Pre-Feasibility Study On The Bloemhoek Project, Southern Free State Goldfield
Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
TSX Code: WGR
CUSIP Number: S98297104
(`Wits Gold` or `the Company`)

WITS GOLD COMPLETES A PRE-FEASIBILITY STUDY ON THE BLOEMHOEK PROJECT, SOUTHERN FREE STATE GOLDFIELD

Wits Gold is pleased to announce the completion of a pre-feasibility study ("PFS") on its Bloemhoek project ("Bloemhoek"). This has illustrated that mining is both technically and economically viable at Bloemhoek, which is situated adjacent to the Beatrix Gold Mine, near Welkom in the southern Free State goldfield. The PFS was completed under the guidelines of the South African Code for Reporting of Mineral Resources and Mineral Reserves ("SAMREC Code") as well as the Canadian National Instrument 43-101 and has resulted in the conversion of Indicated Resources into Probable Reserves. The study was undertaken by the independent consultants, Gordon Cunningham and Tim Spindler (the "Qualified Persons") from Turnberry Projects (Pty) Ltd., with mine design and scheduling input from Ukwazi Mining Solutions (Pty) Ltd. The Qualified Persons have verified the technical contents of this news release. A National Instrument 43-101 compliant technical report is being finalised and will be filed on SEDAR within 45 days.

The PFS was based on an estimated Indicated Mineral Resource in the Bloemhoek area of 39.9Mt at an average grade of 7.17g/t, containing 9.2Moz of gold. This Mineral Resource was estimated at a cut-off gold value of 300cm.g/t for the Beatrix and Kalkoenkrans, where a three dimensional geological model illustrated that these conglomerate reefs occur at depths of 1300 - 2400 metres below surface. This Mineral Resource was previously disclosed in the National Instrument 43-101 technical report entitled "Witwatersrand Consolidated Gold Resources Limited: Mineral Properties in the SOFS Goldfield, South Africa" dated May, 2009. The technical report is available at www.sedar.com and on the Company`s web site at www.witsgold.com.

Wits Gold currently owns 100% of the Prospecting Rights to Bloemhoek. Should the Company complete a bankable feasibility study over the area, Harmony Gold Mining Company Limited ("Harmony") has an option to acquire a 40% stake in the project by refunding 40% of the historical exploration costs since April 2004 and contributing 40% of the capital required to build the new mine. Should Harmony decline to participate in the development of Bloemhoek, Wits Gold will have the option to either progress the project alone or negotiate terms with another operator.

Applying the geological model, the PFS considered a number of alternative shaft positions, mine designs and production profiles. The results from these production schedules were subsequently input into a series of financial models in order to compare the potential returns from each of these options. Based on this approach, the optimum result envisages the sinking of a twin shaft system to 1951 metres with the deeper areas being accessed by systems of declines. A remote vertical ventilation shaft has been included in the schedule to reduce underground development to remote blocks of reef. Similar to other standard mining operations in South Africa, the layout comprises a system of footwall haulages, cross-cuts to reef at 180 metre intervals, inter level reef raises and breast stoping by conventional means. Significant mechanisation of the operation is not considered suitable due to the narrow mining width. All aspects of the proposed mine design are based on well established current mining practice for neighbouring and similar orebodies.

The conversion of Indicated Resources to Probable Reserves results from the application of appropriate modifying factors for the mining method selected. These take into account dilution and losses relating to all aspects of the mining process and inter alia, include allowances for low grade reef development, a minimum mining width of 115cm, waste from in-stope gullies, minor geological losses and an expected Mine Call Factor. This process resulted in the definition of an estimated Probable Reserve of 31.6Mt at a plant head grade of 5.3g/t Au, containing 5.4Moz of gold. No Inferred Resources were included in the conversion of Resources to Reserves.

The following tabulation summarises the planning process followed to progress from the Indicated Resource to the Probable Reserve.

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	Mt (000`s)	Au g/t	Tonnes Au	Moz
Indicated Mineral Resource	39.900	7.17	286.230	9.200
Geological Discounts	-0.660	-0.03	-3.710	-0.117
Mineral Resource	39.240	7.20	282.520	9.083
No-design Blocks	-11.099	6.34	-70.344	-2.262
Mineable Resource	28.141	7.54	212.176	6.821
Design Losses	-2.879	6.55	-18.859	-0.606
Mining Losses	-0.758	7.65	-5.800	-0.186
Mineable Resource less Losses	24.504	7.65	187.517	6.029
Stoping Dilution	4.616	-	-	-
Gulley Footwall Dilution	1.922	-	-	-
Diluted Reef Development	0.598	-	-	-
Diluted Mineable Resource	31.640	5.93	187.517	6.029
Mine Call Factor	-	-	-18.752	-0.603
Probable Reserve	31.640	5.3	168.765	5.426

This Reserve calculation is based on an underground mine layout for Bloemhoek that will require a total life of mine capital expenditure of R7 664 million (approximately US$958 million) including R320 million (US$40 million) for sustaining capital. However, initial or peak funding will be considerably lower at R3 528 million (US$441 million). It is estimated that operating costs will be R529/tonne (US$66/tonne), whilst first reef production could be achieved 48 months after the commencement of shaft sinking, as a result of mid-shaft loading from the upper levels during shaft sinking.

The ore will be delivered to an on-site Carbon In Leach gold recovery plant that will recover 95% of the contained gold delivered to the plant (based on the achieved plant performance from neighbouring mines). Including a five year ramp up period, the mine is expected to operate for 23 years with an average annual production in excess of 220 000oz of gold and cash costs estimated at US$406/oz.

A number of financial alternatives have been estimated for the PFS based on different gold price scenarios. The results of this exercise are as follows:

Gold Price	US$800	US$975	US$1250	US$1500
Pre-Tax IRR	12.2%	19.1%	27.1%	32.9%
NPV (5%)	R2 584m	R5 957m	R11 255m	R16 073m
	(US$323m)	(US$745m)	(US$1 407m)	(US$2 009m)

At a gold price of $975/oz, an exchange rate of R8.00 per US$ and a State Royalty of 1.5% on revenue, the project has an IRR of 19.1% and the NPV (5%) is R5 957 million (US$745 million).

A sensitivity analysis of the major input variables as shown below indicates that the financial model for Bloemhoek is most sensitive to gold price and grade.

Parameter	Change in Parameter	Base case	Change in Parameter
Gold Price	-20%		+20%
NPV @ 5% (before Tax)	R2 198m	R5 957m	R9 715m
	(US$275m)	(US$745m)	(US$1 214m)
IRR (before Tax)	11.3%	19.1%	25.0%
Opex	-20%		+20%
NPV @ 5% (before Tax)	R7 502m	R5 957m	R4 412m
	(US$938m)	(US$745m)	(US$551)
IRR (before Tax)	21.5%	19.1%	16.3%
Capex	-20%		+20%
NPV @ 5% (before Tax)	R6 981m	R5 957m	R4 932m
	(US$873m)	(US$745m)	(US$617m)
IRR (before Tax)	23.8%	19.1%	15.5%
Grade	-20%		+20%
NPV @ 5% (before Tax)	R2 198m	R5 957m	R9 715m
	(US$275m)	(US$745m)	(US$1 214m)
IRR (before Tax)	11.3%	19.1%	25.0%

SCOPING INVESTIGATION

In addition to the PFS, a scoping level investigation or preliminary assessment was completed to evaluate the impact of upgrading the Inferred Resources into an Indicated category. The scoping level investigation has suggested that such an upgrade could increase the Probable Reserve to 32.2Mt at an average grade of 5.72g/t containing 5.9Moz at a cut-off gold value of 300cm.g/t. At a gold price of $975/oz, an exchange rate of R8.00 per US$ and a State Royalty of 1.5% on revenue, this would have the effect of increasing the IRR to 22.8% and the NPV (5%) to R7 753 million (US$969 million).

Inferred Resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorised as Mineral Reserves. There is no certainty that the Inferred Resources will be

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upgraded to the Indicated category or that the above benefits to the IRR and NPV of the Bloemhoek project will be realised. Additional drilling, assaying, and metallurgical testing may result in reclassification of a portion of the Inferred Resources to a Measured and Indicated Resource category

NATIONAL INSTRUMENT 43-101 STATEMENT

The conversion of Indicated Resources to Probable Reserve was made on 3 September 2009 based on the Indicated Resources quoted in the May 2009 NI43-101 technical report of Snowden Mining Industry Consultants Inc. ("Snowden"). This conversion process considered a geological loss to account for minor faulting and sedimentological factors as per the Snowden, May 2009 report. Furthermore, it was also recognised that certain areas would not be accessible or payable whilst other areas were part of the overall planning system, but were excluded on the basis of infrastructural requirements.

A number of different dilution factors were applied during the conversion of Indicated Resources to Probable Reserves. These included dilution for the waste rock mined during reef development, with tonnages being calculated for each reef raise. Further dilution was included to account for over-breaking during stoping by adding 15cms to the channel width or to 100cms, whichever the greater. Further in-stope gully dilution was calculated from the footwall waste removed in each scraper gully at 30 metre panel intervals.

These geological and mining factors result in a combined in-stope dilution of 27%. No further dilution factors are deemed necessary; whist a mine call factor of 90% was applied.

ABOUT WITS GOLD

Wits Gold is a Johannesburg based gold and uranium exploration company with a primary listing on the JSE Securities Exchange in South Africa and a secondary listing on the TSX in Canada. The Company has been granted thirteen Prospecting Rights which cover 102 512 hectares adjacent to existing mines in the southern Free State, Potchefstroom and Klerksdorp goldfields of the Witwatersrand Basin. Prior to the Bloemhoek PFS, these combined areas contain a SAMREC and NI43-101 compliant Indicated Resource of 103.3Mt at 6.0g/t Au (19.9Moz) and an Inferred Resource of 530.3Mt at 7.77g/t Au (131.9Moz). In addition, these Prospecting Rights also contain an Inferred Resource of 211.1Mt at an average grade of 0.22kg/t U3O8 (104.5Mlbs).The immediate exploration strategy for Wits Gold aims to add value through improved Mineral Resource definition by additional drilling in a number of priority projects.

FORWARD LOOKING STATEMENTS

Certain statements in this news release may constitute forward-looking information within the meaning of securities laws. In some cases, forward-looking information can be identified by use of terms such as "may", "will", "should", "expect", "believe", "plan", "scheduled", "intend", "estimate", "forecast", "predict", "potential", "continue", "anticipate" or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management`s future outlook and anticipated events or results, and may include statements or information regarding the future plans or prospects of the Company. Without limitation, statements about the development of the mine at Bloemhoek, required capital expenditures, the time required for the mine at Bloemhoek to enter production, the length of time the mine at Bloemhoek will operate at full production, the annual production of gold at the Bloemhoek mine, the benefits of upgrading the Inferred Resources to the Indicated category, and other related statements are forward-looking information.

Forward-looking information involves known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward looking information. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface gold mining; the ability to attract and retain qualified personnel; labor disruptions; changes in laws and Government regulations, particularly environmental regulations and Mineral Rights legislation including risks relating to the acquisition of the necessary licences and permits; changes in exchange rates; currency devaluations and inflation and other macro-economic factors; risk of changes in capital and operating costs, financing, capitalisation and liquidity risks, including the risk that the financing required to fund all currently planned exploration and related activities may not be available on satisfactory terms, or at all; the ability to maximise the value of any economic Resources. These forward-looking statements speak only as of the date of this document.

You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events except where required by

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applicable laws.
For further information please contact:

Dr. Marc Watchorn
Chief Executive Officer
Tel: +27 11 832 1749
Mr. Hethen Hira
Investor Relations
Tel: +27 11 832 1749

Johannesburg, 8 September 2009
Sponsor: PricewaterhouseCoopers Corporate Finance (Pty) Ltd
Date: 08/09/2009 10:00:01 Supplied by www.sharenet.co.za
Produced by the JSE SENS Department